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FIRM /AFFILIATE OFFICES
March 30, 2011 By EDGAR Transmission Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn: John Dana Brown Re: Zipcar, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed March 22, 2011 File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 6 in response to comments contained in a letter, dated March 25, 2011 (the “Letter”), from Lauren Nguyen of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott W. Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Latham & Watkins LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 6.

Prospectus Cover Page

1. To the extent that the underwriters exercise the option to purchase additional shares from the selling shareholders, please revise to disclose how the number of shares to be purchased will be allocated among the selling shareholders.

Response: In response to the Staff’s comment, as clarified by Lauren Nguyen of the Staff in a telephone conversation with Clark Petschek of WilmerHale on March 29, 2011, the Company has revised the prospectus. Please see the cover page of the prospectus and the Principal and Selling Stockholders table on pages 123 to 125 of the prospectus.

Prospectus Summary, page 1

Market Opportunity, page 3

March 30, 2011

2. Please revise to remove marketing terminology such as “enormous” to describe the car sharing market from the prospectus.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 3 of the prospectus.

Stock-Based Compensation, page 61

3. We note your response to our prior comment number 5. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares and the expected public offering price.

Response: In response to the Staff’s comment, as clarified by Effie Simpson of the Staff in a telephone conversation with Clark Petschek of WilmerHale on March 28, 2011, the Company has revised the prospectus. Please see pages 63 and 64 of the prospectus.

Business, page 78

Our Growth Strategy, page 85

4. We note your response to our prior comment nine. Please revise to clarify for investors which services listed are the subject of the “investments in expanded in-vehicle systems” and “expanded mobile device technologies.”

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 88 of the prospectus.

Our Operations and Fleet Management, page 87

5. We note your discussion of the non-GAAP measure “income before tax per vehicle” in the last paragraph on page 87. Please revise your discussion and presentation of this non-GAAP measure to comply with the guidance outlined in Item 10(e)(i) of Regulation S-K or eliminate the presentation of this measure from the filing.

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 90 of the prospectus.

Other

6. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment.

March 30, 2011

7. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment. Please see Exhibits 23.1 and 23.2 of the Registration Statement.

*     *     *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6032, or by fax at (617) 948-6001 with any questions or comments regarding this correspondence.

We are appreciative of the Staff’s assistance to date, and are available to answer any questions or provide supplemental materials related to this filing.

Very truly yours,

/s/ John H. Chory

John H. Chory

of LATHAM & WATKINS LLP

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.